SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the fiscal years ended December 31, 2004 and 2003.

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from              to             .

Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Employee Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Valley National Bank

Employee Savings and Investment Plan

Years ended December 31, 2004 and 2003

Valley National Bank Employee

Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Valley National Bank Employee Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York

June 28, 2005

Valley National Bank Employee

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments:
Mutual funds at fair value	$41,155,161	$35,612,868
Valley Common Stock Fund at fair value	5,491,480	4,386,227
Employee Stock Ownership Fund
Unallocated shares at fair value	770,182	1,673,778
Allocated shares at fair value	11,011,960	10,078,739
Guaranteed investment contract at contract value	—	694,808

Total investments	58,428,783	52,446,420

Participant loans	81,229	141,443

Total assets	58,510,012	52,587,863

Liabilities:
Note payable to Valley National Bank	178,511	357,022

Total liabilities	178,511	357,022

Net assets available for benefits	$58,331,501	$52,230,841

See accompanying notes.

Valley National Bank Employee

Savings and Investment Plan

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2004

	Mutual funds	Valley Common Stock Fund	Employee Stock Ownership Fund		Guaranteed investment contract	Participant loans	Plan total
			Unallocated	Allocated
Employer contributions, net of forfeitures	$—	$—	$163,544	$—	$—	$—	$163,544
Employee contributions	5,216,391	585,000	—	—	—	—	5,801,391

Total contributions	5,216,391	585,000	163,544	—	—	—	5,964,935

Allocation of 29,496 shares, at fair market value	—	—	—	689,123	—	—	689,123

Investment income (loss):
Dividends and interest	771,819	138,682	38,029	328,793	1,833		1,279,156
Net investment (loss) gain	1,275,164	603,927	(214,473)	337,585	—	—	2,002,203

Net investment (loss) income	2,046,983	742,609	(176,444)	666,378	1,833	—	3,281,359

Allocation of 29,496 shares, at fair market value	—	—	(689,123)	—	—	—	(689,123)
Transfer among funds	473,914	158,613	—	64,015	(696,542)	—	—
Loan repayments	20,270	2,108	—	—	—	(60,214)	(37,836)
Interest expense on ESOP loan	—	—	(23,062)	—	—	—	(23,062)
Distributions	(2,215,265)	(383,077)		(486,295)	(99)	—	(3,084,736)

Net (decrease) increase in net assets available for benefits	5,542,293	1,105,253	(725,085)	933,221	(694,808)	(60,214)	6,100,660

Net assets available for benefits at beginning of year	35,612,868	$4,386,227	$1,316,756	$10,078,739	$694,808	$141,443	$52,230,841

Net assets available for benefits at end of year	$41,155,161	$5,491,480	$591,671	$11,011,960	$—	$81,229	$58,331,501

See accompanying notes.

Valley National Bank Employee

Savings and Investment Plan

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2003

	Mutual funds	Valley Common Stock Fund	Employee Stock Ownership Fund		Guaranteed investment contract	Participant loans	Plan total
			Unallocated	Allocated
Employer contributions, net of forfeitures	$—	$—	$520,571	$—	$—	$—	$520,571
Employee contributions	3,590,469	590,020	—	—	—	—	4,180,489

Total contributions	3,590,469	590,020	520,571	—	—	—	4,701,060

Allocation of 29,064 shares, at fair market value	—	—	—	1,132,715	—	—	1,132,715

Investment income (loss):
Dividends and interest	521,774	60,728	63,753	215,846	34,193		896,294
Net investment (loss) gain	4,871,779	584,700	277,270	1,500,234	—	—	7,233,983

Net investment (loss) income	5,393,553	645,428	341,023	1,716,080	34,193	—	8,130,277

Allocation of 29,064 shares, at fair market value	—	—	(1,132,715)	—	—	—	(1,132,715)
Transfer of assets from Glen Rauch Securities Inc. 401k	1,255,442	—	—	—	—	54,867	1,310,309
Transfer among funds	(30,642)	59,541	—	(28,899)	—	—	—
Loan repayments	17,969	6,287	—	—	—	(24,256)	—
Interest expense on ESOP loan	—	—	(37,919)	—	—	—	(37,919)
Distributions	(2,215,288)	(196,230)	(3,068)	(294,436)	(6,196)	(12,293)	(2,727,511)

Net (decrease) increase in net assets available for benefits	8,011,503	1,105,046	(312,108)	2,525,460	27,997	18,318	11,376,216

Net assets available for benefits at beginning of year	27,601,365	3,281,181	1,628,864	7,553,279	666,811	123,125	40,854,625

Net assets available for benefits at end of year	$35,612,868	$4,386,227	$1,316,756	$10,078,739	$694,808	$141,443	$52,230,841

See accompanying notes.

Valley National Bank

Employee Savings and Investment Plan

Notes to Financial Statements

For the Years Ended December 31, 2004 and 2003

(1)	Summary of Significant Accounting Policies

(a)	General

The accompanying financial statements of the Valley National Bank (the “Bank”) Employee Savings and Investment Plan (the “Plan”) are prepared in accordance with accounting principles generally accepted in the United States. Effective January 1, 2003, Masters Coverage Corporation and Valley National Title Services, Inc., formerly NIA\Lawyers Title Agency LLC, wholly owned subsidiaries of Valley National Bank, are permitted to participate in the Plan. Additionally, effective November 30, 2003, the Glen Rauch Securities, Inc. 401(k) Plan was merged into the Plan. Assets transferred from the aforementioned plan are included in the statement of changes in net assets available for benefits for the year ended December 31, 2003. Assets of the merged plan were transferred at fair value at the time of the transfer.

(b)	Management of Trust Assets

Mutual funds of the Plan are managed by Fidelity Investments, Inc. (“Fidelity”). Effective June 2, 2003, Fidelity assumed the administration function as the custodian and investment manager of the Valley Common Stock Fund and the Valley common stock held in the Unallocated and Allocated Employee Stock Ownership Fund. New England Financial is the custodian for the Guaranteed Investment Contract. Fidelity is the custodian as defined by the Plan and, therefore, these entities are parties in-interest.

Costs of management services rendered on behalf of the Plan were paid by the Bank and totaled $42,859 and $53,943 for the years ended December 31, 2004 and 2003, respectively.

(c)	Investments

Mutual funds, the Employee Stock Ownership Fund and the Valley Common Stock Fund are stated at fair market value with related changes in unrealized appreciation and depreciation reflected in net investment (loss) gain on the statement of changes in net assets available for benefits. The fair market value of these investments is based on current market quotations. Guaranteed investment contracts are stated at contract value and were credited interest at a rate of 7.20% during the years ended December 31, 2004 and 2003. The guaranteed investment contracts were surrendered in April 2004.

Valley National Bank

Employee Savings and Investment Plan

Notes to Financial Statements (continued)

(c)	Investments (continued)

Investment transactions, with the exception of the Valley Common Stock Fund, are recorded on trade date. At December 31, 2004 and 2003 there was no effect on the financial statements related to recording transactions in the Valley Common Stock Fund on a settlement date basis. The Plan accrues interest and dividend income as earned. Realized gains or losses are calculated on a specific identification basis.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

(d)	Administrative Expenses

The Plan is not charged for administrative costs. These services are supplied by Valley National Bank without charge. In 2004 and 2003, the cost of these services which include accounting, tax, legal, audit and other administrative support are estimated to be approximately $47,600 and $45,800, respectively.

(e)	Use of Estimates

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

(2)	Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

The Plan is primarily a participant-directed, defined contribution plan and generally covers all employees of Valley National Bank and its subsidiaries provided such employee has completed 1,000 hours of service over a continuous 12-month period, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Valley National Bank

Employee Savings and Investment Plan

Notes to Financial Statements (continued)

(2)	Plan Description (continued)

Participants may direct contributions made by or for them to be applied to all or any investment funds in ½% increments from 1% to 15% of compensation as defined or such amount permissible under the Internal Revenue Code (the “Code”). The employer’s contributions are credited to participant accounts in shares of Valley National Bancorp common stock. A participant is 100% vested at all times for his/her tax deferred contributions. The employer’s contributions and earnings or losses on employer contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

The Bank has agreed to match the employees’ contributions to the Plan in an amount equal to 100% of 2% of each participant’s salary deferred contributions as established by the Bank. All contributions are paid to the investment manager, Fidelity, by the Bank.

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the vested balance in their account.

After a participant’s separation from service with the Bank for any reason (retirement, termination, etc.), distributions are made in accordance with the terms of the Plan.

If the Plan were terminated, all participants of the Plan would automatically become 100% vested in their fund balances. Although the Bank has not expressed an intent to terminate the Plan, it may do so at any time by action of its Board of Directors.

(3)	Forfeitures and Withdrawals

Forfeitures arising from the termination of participants who were not fully vested shall be used by the Bank to reduce its contributions. Total forfeitures for 2004 and 2003 were $55,302 and $151,320, respectively.

Withdrawals are recorded when paid. The total amount of claimed but unpaid withdrawals at December 31, 2004 and 2003 was $584,280 and $425,162, respectively.

Valley National Bank

Employee Savings and Investment Plan

Notes to Financial Statements (continued)

(4)	Federal Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(5)	Investments

The following is a summary of individual investments, at fair market value, that represent 5% or more of net assets available for benefits at December 31, 2004 and 2003:

Description	2004	2003
Cash reserve fund	$4,779,145	$4,056,458
Advisor intermediate bond fund	—	5,135,810
Advisor balanced fund	—	5,901,953
Fidelity intermediate bond fund	5,066,178	—
Fidelity balanced fund	6,382,079	—
U.S. equity index fund	6,712,730	5,995,512
Advisor equity growth fund	—	9,201,201
Fidelity growth company fund	9,949,230	—
Valley common stock fund	5,491,480	4,386,227
Employee stock ownership fund:
Unallocated	770,182	1,673,778
Allocated	11,011,960	10,708,739

	$50,162,984	$47,059,678

(6)	ESOP

On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the Wayne “ESOP”) was merged into the Plan. In June 1996, the Wayne ESOP entered into a $1,785,110 borrowing agreement with Wayne Bancorp, Inc. Upon the merger, the underlying common shares held in the ESOP were exchanged for 1.1 shares of Valley common stock and the Plan assumed the borrowing as of May 1, 1999 with an outstanding balance of $1,190,073. The term borrowing agreement was transferred to the Bank. The agreement provides for the borrowing to be repaid over ten years. The scheduled amortization of the borrowing is $178,511 for the next year. The borrowing bears a fixed rate of interest of 8.25%.

Valley National Bank

Employee Savings and Investment Plan

Notes to Financial Statements (continued)

(6)	ESOP (continued)

As the Bank makes each payment of principal, an appropriate percentage of common stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code. Shares vest fully upon allocation. The borrowing is collateralized by the unallocated shares of the Bank’s common stock. The Bank (the lender) has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

•	the accounts of employees with vested rights in allocated stock (allocated); and

•	stock not yet allocated to employees (unallocated).

All share amounts have been restated to reflect the Bank’s five percent stock dividend paid on May 20, 2005, and all prior stock dividends and splits.

Schedule 1

Valley National Bank Employee

Savings and Investment Plan

Schedule H, Line 4(i) – Schedule of Assets Held

for Investment Purposes at End of Year

December 31, 2004

Description	Number of shares or units	Cost		Employee Stock Fair market value
Fidelity mutual funds:
Cash reserve fund	4,779,144.920	$	*	$4,779,145
Fidelity intermediate bond fund	481,575.855		*	5,066,178
U.S. equity index fund	156,619.919		*	6,712,730
Worldwide fund	98,358.657		*	1,795,046
Fidelity growth company fund	177,443.015		*	9,949,230
Growth and income fund	18,338.772		*	700,724
Blue chip growth fund	13,349.993		*	556,828
Magellan fund	2,989.566		*	310,287
Managed income fund	654,885.360		*	654,885
Advisor equity income fund	33,561.714		*	961,207
Fidelity balanced fund	358,141.361		*	6,382,079
Fidelity low price stock fund	23,235.593		*	935,233
Fidelity divers international fund	14,395.253		*	412,280
Fidelity dividend growth fund	9,359.537		*	266,653
Fidelity mid-cap stock fund	21,375.901		*	501,265
Fidelity freedom income fund	1,670.975		*	18,832
Fidelity freedom 2000 fund	1,212.585		*	14,648
Fidelity freedom 2010 fund	13,145.220		*	179,038
Fidelity freedom 2020 fund	10,550.431		*	147,284
Fidelity freedom 2030 fund	531.094		*	7,478
Fid inst sh-int govt fund	8,122.002		*	78,459
Fidelity freedom 2040 fund	3,570.369		*	29,527
Pimco total return adm fund	17,142.802		*	182,914
FPA capital fund	2,077.688		*	83,066
American growth of america fund	15,796.721		*	430,145

Valley Common Stock Fund	512,743.248		*	5,491,480

Employee Stock Ownership Fund:
Unallocated:
Valley common stock	27,298.000		567,092	770,182

Allocated:
Valley common stock	398,262.583		7,277,670	11,011,960

Participant loans (rates range from 6.25% to 10.50%)	75,214.000		*	81,229

				$58,510,012

*	Not required for participant-directed investments.

See accompanying notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

VALLEY NATIONAL BANK EMPLOYEE SAVINGS AND INVESTMENT PLAN

By:	/s/ Alan D. Eskow
Alan D. Eskow
Executive Vice President
& Chief Financial Officer
on behalf of the Plan Administrators

Date: June 28, 2005

EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP